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                                                         EXHIBIT 99(A)(11)

                              PRESS RELEASE

             KERR GROUP, INC. AND SUN COAST INDUSTRIES, INC.

                          FOR IMMEDIATE RELEASE

          KERR GROUP, INC. ANNOUNCES COMPLETION OF TENDER OFFER

                 FOR SHARES OF SUN COAST INDUSTRIES, INC.

  DALLAS, TEXAS, March 4, 1998 . . . Kerr Group, Inc. ("Kerr"), a company majority owned by Fremont Partners, and Sun Coast Industries, Inc. ("Sun Coast") jointly announced today that Kerr has completed its tender offer for all outstanding shares of common stock of Sun Coast (NYSE:SN) at $10.75 net per share of common stock.

  The offer expired, as scheduled, at 12:00 midnight, New York City time, on March 3, 1998.

  As of the termination of the offer, based on a preliminary count from the Depositary, American Stock Transfer and Trust Company, approximately 3,748,043 shares of Sun Coast common stock had been physically tendered and not withdrawn, and approximately 25,694 were tendered pursuant to guarantees of delivery, which combined represented 91.65% of the issued and outstanding shares of common stock of Sun Coast. Kerr Group has accepted for payment all validly tendered shares. Following the tender offer, approximately 343,892 shares remain outstanding. Subject to the terms of the merger agreement between Kerr and Sun Coast, shares of common stock not tendered will be converted into the right to receive $10.75 net per share of common stock pursuant to a second-step merger between Sun Coast and Saffron II Acquisition Corp., a wholly owned subsidiary of Saffron Acquisition Corp., which, in turn, is wholly owned by Kerr. The second-step merger is expected to be effected as soon as practicable hereafter.

  Both Saffron Acquisition Corp. and Saffron II Acquisition Corp. were formed at the direction of Kerr. Kerr, headquartered in Lancaster, Pennsylvania, is a major producer of tamper-evident and child-resistant plastic closures, and plastic vials and bottles for the pharmaceutical, drug, food and distilled spirits industries. Kerr was acquired by Fremont Partners in August 1997.

  Headquartered in Dallas, Texas, Sun Coast's primary business is the manufacture of linerless, foil or foam-lined and tamper-evident plastic closures and lids for use in bottling and packaging of food, beverage, chemical and pharmaceutical products.

  Following the transaction, the newly acquired Sun Coast will become Kerr's Food and Distilled Beverage Division with facilities in Sarasota, Florida and Bowling Green, Kentucky. Kerr's interest in Sun Coast is based on the strong market share Sun Coast has in the food segment of the closure business. Kerr sees significant product and production synergies between the two companies as it builds a complete products line of closures for its customers in food and beverages.

  Mr. Arno Pirkau, formerly the President of Sun Coast Closures, Inc. (a division of Sun Coast Industries, Inc.) and the Executive Vice President of Sun Coast Industries, Inc. has been appointed as President of the newly formed Food and Distilled Spirits Group. Mr. Pirkau, a co-founder of Sun Coast with over 30 years experience in the plastics industry, will oversee the Florida and Kentucky facilities.

  Fremont Partners is a $600 million private equity fund, headquartered in San Francisco. Fremont Partners is affiliated with The Fremont Group, a private investment company with more than $7 billion in assets under management. In addition to Kerr, Fremont Partners has a significant investment in Kinetic Concepts, Inc., a worldwide leader in the development and delivery of innovative therapeutic systems. Fremont Partners' investment in Kinetic Concepts was made in November 1997 in a recapitalization transaction totaling approximately $900 million.

Contact:

     Larry Dennedy

     MacKenzie Partners, Inc.

     (800) 322-2885